SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐  No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Recent event: Creation of a Program for the issuance and reissuance of Negotiable Obligations. – dated June 12, 2003

Buenos Aires, June 12, 2003

Ref: Creation of a Program for the issuance and reissuance of Negotiable Obligations

We hereby inform that the Board of Directors will call for an Extraordinary Shareholders’ Meeting, to be held on July 15, 2003 to act upon the following:

Creation of a Program for the issuance and reissuance of: (i) non-convertible Negotiable Obligations, with common guarantees or other guarantees as determined by the Board of Directors, (ii) non-guaranteed subordinated negotiable obligations, convertible or non-convertible into shares in accordance with Communications A 2970 and A 3558 of the Central Bank (both implemented by Law 23576 and modified by Law 23962).

The term of the program will be five years for an amount of up to US$300,000,000, or its equivalent in other currencies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

Date: June 12, 2003	By:	/s/ MARÍA ELENA SIBURU DE LÓPEZ OLIVA
	Name:	María Elena Siburu de López Oliva
	Title:	Investor Relations Manager